ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 9, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bright Horizons Family Solutions Inc.

Registration Statement on Form S-1

Filed October 24, 2012

File No. 333-184579

Attn:	Shaz Niazi/ Brigitte Lippman – Legal

Blaise Rhodes/Raj Rajan – Accounting

Ladies and Gentlemen:

On behalf of Bright Horizons Family Solutions Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933 (the “Securities Act”), and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) as well as the following response to the comment letter dated November 6, 2012 from the Staff regarding the Registration Statement that was filed on October 24, 2012. A copy of Amendment No. 1 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

Amendment No. 1 to the Registration Statement reflects certain revisions to the Registration Statement in response to the comment letter dated November 6, 2012 as well as certain other updated information. For your convenience, the Company is supplementally providing to the Staff a typeset copy of the Registration Statement, which has been marked to indicate the changes from the Registration Statement that was filed on October 24, 2012.

Division of Corporation Finance

Securities and Exchange Commission

November 9, 2012

To assist your review, the Staff’s comment as reflected in the Staff’s letter dated November 6, 2012 is reproduced in italics in this letter, and the corresponding response of the Company is shown below the comment. All references to page numbers in the Company’s response are to the page numbers in Amendment No. 1 to the Registration Statement.

Risk Factors, page 14

1.	We note that Article XI of your form of second restated certificate of incorporation attempts to restrict the forum in which certain actions may be brought by investors. Please add risk factor disclosure addressing the issue of enforceability of such exclusive forum provisions and the potential effect of such restrictions on investors. Please also add disclosure regarding these restrictions under Description of Capital Stock, starting on page 108.

Response to Comment 1:

The Registration Statement has been revised on pages 23, 24, 109 and 110 in response to Comment 1 to include the requested disclosures.

The Company supplementally advises the Staff that, while it is not yet in a position to include an estimated offering price range in the Registration Statement, the Company has requested that the underwriters provide some preliminary valuation information in order to facilitate the Staff’s review of the Registration Statement. Based on the underwriters’ preliminary feedback, the Company estimates that the offering price range will be between $17 and $21 per share. This range is preliminary and may differ materially from the ultimate offering price range of the Company’s common stock. This offering price range assumes a 1-for-1.9704 reverse stock split of the Company’s outstanding shares of Class A common stock followed by the conversion of each share of the Company’s outstanding Class L common stock into 35.1955 shares of the Company’s Class A common stock, each of which is expected to occur prior to the filing of the amendment to the Registration Statement that will include an estimated price range. In order to facilitate the Staff’s review of the Registration Statement, and because the information cannot be included in the Registration Statement prior to the inclusion of price range information, the Company has included in Annex A attached hereto a copy of certain excerpted pages that would be included in the Registration Statement to reflect the foregoing (as well as the reclassification of all shares of Class A common stock into shares of the Company’s common stock as described in the Registration Statement under the heading “The Reclassification”) based upon the $19 per share midpoint of the preliminary price range specified above and an estimated offering size of 11,000,000 shares, which is also preliminary and may differ materially from the number of shares offered by the Company in the offering.

*        *        *         *        *

Division of Corporation Finance

Securities and Exchange Commission

November 9, 2012

We hope that the foregoing has been responsive to the Staff’s comment. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7802 or Rachel Phillips of our offices at (617) 235-4734.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:
David Lissy Elizabeth Boland

3